

KPMG LLP
1601 Market Street
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

To the Sole Stockholder of
Haverford Trust Securities, Inc.:

We have reviewed management's statements, included in the accompanying *Haverford Trust Securities, Inc. Exemption Report* (the Exemption Report), in which (1) Haverford Trust Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Philadelphia, Pennsylvania
February 25, 2016

KPMG LLP is a Delaware limited liability partnership, the
U.S. member firm of KPMG International cooperative
("KPMG International"), a Swiss entity.